SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 05/06 - 06/07/2006

IASC - THE CUSTOMER SATISFACTION INDEX OF ANEEL - POINTS OUT COPEL AS THE BEST DISTRIBUTION COMPANY IN THE SOUTH REGION OF BRAZIL

COPEL was granted with the IASC Award as the best energy distribution company in the South Region of Brazil. According to the opinion of the customers interviewed by ANEEL (the Brazilian Electricity Regulatory Agency), Copel received a 74.44 index – the highest one among the big companies and the second highest among the 64 evaluated concessionaires (the winner of the IASC Brasil Award was Companhia Jaguari de Energia, which received a 77.61 index and serves 27.4 thousand consumption units). As comparison basis, Copel operates in 392 towns in the state of Paraná, plus Porto União, city located in the state of Santa Catarina, where the company serves 3.3 million customers.

According to ANEEL, COPEL’s evaluation is higher then the US average customer satisfaction index, which is 73.

COPEL has also recorded the third strongest performance evolution in the entire country: this category awards the concessionaires that present the most significant variation of grades year-over-year (in 2004 COPEL’s IASC was 61.61) .

The IASC award is a yearly survey done by ANEEL in order to verify and measure the satisfaction level of customers with the services provided by concessionaires by means of interviews. The IASC is a result of this survey – that reached 19.2 thousand customers around the country – which motivates the improvement of services by providing a comparison among the companies performance.

Sincerely,
Paulo Roberto Trompczynski
CFO and Investor Relations Officer

For additional information, please contact Copel´s Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 07, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.